1934 Act Registration No. 1-14696

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of June 2004

China Mobile (Hong Kong) Limited

(Translation of registrant’s name into English)

60/F The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     X        Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No     X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                .)

EXHIBITS

Exhibit Number		Page

1.1	Announcement on Poll Results of Annual General Meeting and Extraordinary General Meeting of China Mobile (Hong Kong) Limited held on June 16, 2004, dated June 16, 2004	4

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE (HONG KONG) LIMITED

Date: June 17, 2004	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and Chief Executive Officer

3

Exhibit 1.1

CHINA MOBILE (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 941)

Annual General Meeting and Extraordinary General Meeting

held on 16 June 2004

Poll Results

The poll results in respect of the resolutions proposed at the Annual General Meeting (the “AGM”) and the Extraordinary General Meeting (the “EGM”) of China Mobile (Hong Kong) Limited (the “Company”) held at JW Marriott Hotel, Pacific Place, 88 Queensway, Hong Kong, on Wednesday, 16 June 2004 are as follows:

1.	Annual General Meeting
No. of Votes (%)
		Resolutions passed at the Annual General Meeting	For	Against
	(1)	To receive and consider the financial statements and the Reports of the Directors and the Auditors for the year ended 31 December 2003.	17,110,986,769 (99.9991)	158,030 (0.0009)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	(2)	To declare a final dividend for the year ended 31 December 2003.	17,121,394,939 (99.9991)	156,820 (0.0009)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	(3)	(i) To re-elect Mr. Xue Taohai as a Director.	17,031,737,241 (99.9487)	8,749,518 (0.0513)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
		(ii) To re-elect Mr. Li Gang as a Director.	17,031,717,731 (99.9485)	8,769,028 (0.0515)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
		(iii) To re-elect Mr. Xu Long as a Director.	17,031,730,411 (99.9486)	8,756,348 (0.0514)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
		(iv) To re-elect Mr. Moses Cheng Mo Chi as a Director.	17,031,775,761 (99.9489)	8,704,498 (0.0511)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
		(v) To re-elect Dr. J. Brian Clark as a Director.	17,031,378,596 (99.9465)	9,108,163 (0.0535)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	(4)	To re-appoint Messrs. KPMG as auditors and to authorise the Directors to fix their remuneration.	17,039,669,999 (99.9975)	432,260 (0.0025)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	(5)	To fix the Directors’ fees.	17,122,741,699 (99.9962)	658,060 (0.0038)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	(6)	To give a general mandate to the Directors to repurchase shares in the Company not exceeding 10% of the aggregate nominal amount of the existing issued share capital.	17,041,712,034 (98.6925)	225,765,806 (1.3075)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	(7)	To give a general mandate to the Directors to issue, allot and deal with additional shares in the Company not exceeding 20% of the existing issued share capital.	16,240,437,541 (94.0298)	1,031,156,299 (5.9702)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	(8)	To extend the general mandate granted to the Directors to issue, allot and deal with shares by the number of shares repurchased.	17,061,302,049 (98.8082)	205,788,791 (1.1918)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	(9)	To amend the Articles of Association of the Company.	17,091,571,309 (99.9263)	12,610,250 (0.0737)
As not less than 75% of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

2.	Extraordinary General Meeting
No. of Votes (%)
	Resolution passed at the Extraordinary General Meeting		For	Against
	To generally and unconditionally approve the conditional sale and purchase agreement dated 28 April 2004 between the Company, China Mobile Hong Kong (BVI) Limited and China Mobile Communications Corporation regarding acquisition of the entire interests in ten mobile communication companies in Neimenggu (Inner Mongolia), Jilin, Heilongjiang, Guizhou, Yunnan, Xizang (Tibet), Gansu, Qinghai, Ningxia and Xinjiang, Beijing P&T Consulting & Design Institute Company Limited and China Mobile Communication Company Limited.		2,363,731,868 (99.9907)	220,985 (0.0093)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

The Company anticipates that completion of the Acquisition will take place on 1 July 2004.

As at the date of the AGM and the EGM, the number of issued shares of the Company was 19,671,998,399 shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions proposed at the AGM. There were no restrictions on any shareholder casting votes on any of the proposed resolutions at the AGM.

In accordance with the Listing Rules, China Mobile Hong Kong (BVI) Limited, the controlling shareholder of the Company which owns 14,890,116,842 shares, representing approximately 75.7% of the issued share capital of the Company, and its associates as defined in the Listing Rules, have abstained from voting at the EGM. The total number of shares entitling the holders to attend and vote for or against the proposed resolution at the EGM was 4,781,881,557 shares. There was no share entitling the holder to attend and vote only against the proposed resolution at the EGM.

Hong Kong Registrars Limited, the share registrar of the Company, acted as scrutineer for the vote-taking at the AGM and the EGM.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Wang Xiaochu, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Mr. He Ning, Mr. Li Gang and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Mr. Moses Cheng Mo Chi as independent non-executive directors and Mr. Zhang Ligui and Dr. J. Brian Clark as non-executive directors.

By Order of the Board

China Mobile (Hong Kong) Limited

Wang Xiaochu

Chairman and Chief Executive Officer

Hong Kong, 16 June 2004